

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2010

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

      Re: General Finance Corporation
            Form 10-K for Fiscal Year Ended June 30, 2009
            Filed September 28, 2009
            File No. 001-32845

Dear Mr. Valenta:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                H. Christopher Owings
                Assistant Director